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CLIENT/MATTER NUMBER
112191-0102

December 20, 2017

Via EDGAR system

Mr. Larry Spirgel Assistant Director AD Office 11- Telecommunications U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3720 Washington, DC 20549

Re:            Command Center, Inc.
PREC14A filed by Ephraim Fields, Keith Rosenbloom,
Lawrence F. Hagenbuch, Randall Bort, and Sean Gelston
Filed November 29, 2017
DFAN14A filed October 11, 2017
File No. 000-53088

Dear Mr. Spirgel:

We are responding on behalf of our client, Ephraim Fields, who filed the above-referenced preliminary proxy statement relating to the nomination of Keith Rosenbloom, Lawrence F. Hagenbuch, Randall Bort and Seal Gelston (collectively, with Mr. Fields, the “Participants”) as directors of Command Center, Inc. (the “Company”).  Set forth below are the Participants’ responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter, dated December 6, 2017, with respect to the above-referenced preliminary proxy statement.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the letter, and following such comments are the Participants’ responses (in regular type).

We note that Mr. Fields is in the process of negotiating a settlement with the Company.  So, at this time, we are not providing revised language for the preliminary proxy statement, or the requested supplemental information.  However, Mr. Fields commits that he will provide revised language for the preliminary proxy statement and the supplemental information in a subsequent response letter, and file a revised preliminary proxy statement with the revised language before proceeding with his nominations, in the event a settlement is not reached.  In any event, Mr. Fields will advise the Staff of the results of the negotiations, and, if applicable, the timing on providing the revised language and the supplemental information.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
December 20, 2017

Cover Page

1.                 On the cover page, note that shareholders who grant you a proxy will give up the right to vote for the three remaining slots on the board of directors, since you have nominated only four individuals for seven open positions on the board of directors.  (We note the disclosure to this effect on page 8 of the proxy statement).

Response:           The Participants will revise the cover page to note that shareholders who grant Mr. Fields a proxy will give up the right to vote for the three remaining slots on the board of director, as was disclosed on page 8 of the proxy statement.

Our Concerns with the Current Board of Directors, page 2

2.                 Please supplementally provide support for your statement on page 2 referencing a “significant improvement in the US labor market in recent years” and clarify what you mean by “recent years.”

Response:            The Participants will, on a supplemental basis, provide support for the statement that there has been a “significant improvement in the US labor market in recent years,” and the Participants will revise the disclosure to specify what is meant by “recent years.”

3.                 Identify the “several benchmarks” other than the Russell 2000 Index to which you are comparing the Company’s stock performance.  In addition, disclose the time period for the relevant comparison.

Response:           The Participants will revise the disclosure to identify the “several benchmarks” other than the Russell 2000 Index to which the Company’s stock performance is being compared, and to disclose the time period for the relevant comparison.

4.                  Refer to the chart on page 2 comparing the Company’s stock price performance to the Russell 2000 Index.  By footnote or other narrative disclosure, explain how you selected this Index for comparison and why it is appropriate for comparison.

Response:            The Participants will revise the disclosure to explain how Mr. Fields selected the Russell 2000 Index for comparison and why this Index is appropriate for comparison.

We are Concerned the Board Lacks Appropriate Financial Incentive, page 3

5.                  Where you criticize current Board members for owning “relatively few shares,” balance the disclosure to note that your nominees currently do not own any.

Response:            The Participants will revise the disclosure to balance the statement that current Board members own “relatively few shares,” with the information that Mr. Fields’ nominees currently do not own any.

U.S. Securities and Exchange Commission
December 20, 2017

Our Solution to Benefit All Shareholders, pages 3-4

6.                  Here or where appropriate in the proxy statement, generally outline your plans for the Company if your nominees are elected to the board (other than the task force you reference on page 4).  What specific actions will you take to improve the Company’s performance?  What specific things do you believe the current board and management have done or failed to do that have resulted in what you believe is subpar performance?

Response:           The Participants will revise the disclosure to generally outline Mr. Fields’ plans for the Company if his nominees are elected (other than the task force), and this disclosure will identify specific actions that will be taken.  They will also revise the disclosure to briefly identify specific things that Mr. Fields believes the current board and management have done or failed to do that have resulted in subpar performance.

7.                  Here or where appropriate in the proxy statement, note that if some but not all of your director nominees are elected, you may not obtain majority control of the Board.  Describe what you will do to change the direction of the Company if you are not in control of the Board, and note that there is no assurance you can affect these changes without majority control.

Response:           The Participants will revise the disclosure to note that if some but not all of Mr. Fields’ nominees are elected, Mr. Fields may not obtain majority control of the Board, and will describe what he will do to change the direction of the Company if he does not obtain majority control.  This revised disclosure will note that there is no assurance Mr. Fields can affect desired changes without majority control.

Voting and Proxy Procedures, page 9

8.                 Your disclosure in bold print at the bottom of page 10 appears to conflict with other statements made in your preliminary proxy.  Specifically, on page 10, it appears that you urge shareholders to vote for the compensation of the executive officers, while elsewhere (e.g., on the proxy card) you recommend shareholders vote against the compensation of the Company’s named executive officers.  Clarify your position in your amended preliminary proxy statement.

Response:            The Participants will revise the disclosure to clarify their position regarding the vote on the compensation of the executive officers.

9.                  See our last comment above.  Revise the proxy statement to include a section as to each matter to be voted upon at the meeting and to describe your position on such matter, including how signed but unmarked proxies will be treated as to each matter.

Response:            The Participants will revise the disclosure to include a section as to each matter to be voted upon at the meeting and to describe their position on such matter, including how signed but unmarked proxies will be treated as to each matter.

U.S. Securities and Exchange Commission
December 20, 2017

Certain Effects of the Solicitation, page 13

10.              Provide more details about the “certain of the Company’s material agreements” that could be impacted if a change in control of the Board occurs as a result of this proxy contest.  Which contracts could be impacted and what is the potential impact on the Company?

Response:           The Participants will revise the disclosure to provide more details about “certain of the Company’s material agreements” that could be impacted if a change in control of the Board occurs as a result of the proxy contest, including the identification of which contracts are involved and the potential impact on the Company.

General

11.              We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

Response:           The Participants confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A.

******

If the Staff has any further questions or requires clarification on any of the responses made in this letter, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Ephraim Fields
   Echo Lake Capital